WOODSIDE
AUSTRALIAN ENERGY

04 JAN 12 AM 7:21

17 December 2003

04012035

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Woodside to increase interest in Mauritania, lodged with the Australian Stock Exchange on 17 December 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

PROCESSED
JAN 21 2004
THOMSON FINANCIAL

Rebecca Sims
Compliance Officer

dw 1/12

82-2280

WOODSIDE

AUSTRALIAN ENERGY

NEWS RELEASE

Woodside Petroleum Ltd. & Subsidiaries
A.C.N. 004 898 962
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Woodside Energy Ltd.
A.C.N. 005 482 986
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Wednesday, 17 December 2003
6:30am (WST)

WOODSIDE TO INCREASE INTEREST IN MAURITANIA

Woodside Petroleum Ltd. will increase its interest in two of its core Mauritanian exploration areas following the signing of an agreement to acquire Agip Mauritania B.V., a wholly owned subsidiary of the Italian oil and gas company, ENI Exploration B.V.

Agip Mauritania B.V. currently holds a 35% interest in each of Production Sharing Contract Area A, which contains the Banda discovery, and Production Sharing Contract Area B, which contains the Chinguetti and Tiof discoveries.

In a related transaction, Woodside has agreed to on-sell to the remaining joint venturers their pro rata share of the interest being acquired from ENI in each contract area. As a result, Woodside's equity in both contract areas will increase from 35% to 53.84% if, as expected, each joint venturer takes its pro rata share.

Total cost of the acquisition of Agip Mauritania B.V. is US$62 million plus adjustments for activities after an effective date of 1 August 2003. In addition, a contingent payment of up to US$15 million may be paid on achievement of milestones related to future exploration, development and production success.

The net cost to Woodside, therefore, after pro rata allocation of interests among all joint venturers will be US$33.4 million, plus Woodside's share of adjustments. Woodside's share of the US$15 million contingent payment (about US$8 million) would be added as milestones are reached.

Woodside's Africa Business Unit Director, Ian Jackson, said Woodside's increased equity in Mauritania continued the company's strategy of building a sustainable business in Africa.

"For Woodside, as operator of the contract areas, the acquisition increases our equity in a core growth area for the company," Mr Jackson said.

"It also fits our strategy to aggressively pursue development options in Mauritania where we have made three oil and gas discoveries."

Woodside is scheduled to make a final investment decision on the Chinguetti development by mid-2004 with first production expected in late 2005. This follows the successful production test of the Chinguetti appraisal-early development well in October this year.

The acquisition and on-selling transactions are expected to close early in 2004.

Equity in the production sharing contracts following the Agip acquisition, and assuming pro rata allocation of interests among all of the joint venturers, will be:

Company	PSC A		PSC B	
	Pre-sale %	Post-sale %	Pre-sale %	Post-sale %
Woodside	35	53.846	35	53.846
Agip Mauritania BV	35	–	35	–
Hardman	24.3	37.384	21.6	33.23
Fusion Mauritania A	3	4.615	–	–
Fusion Mauritania B	–	–	6	9.231
ROC Oil	2.7	4.155	2.4	3.693

Location map



N
0
50
100
Kilometres
PSC Area C6
PSC Area B
Tiof
Chinguetti
Banda
PSC Area A
PSC Area C2
Atlantic Ocean
Nouakchott
MAURITANIA
SENEGAL
19°N
18°N
17°N
16°N
18°W
18°W
17°W
16°W
15°W
14°W
400-19854

MEDIA INQUIRIES
Woodside Energy Ltd.
Rob Millhouse, Public Issues Manager
W: +61 8 9348 4281 M: +61 419 588 166

INVESTMENT INQUIRIES
Woodside Energy Ltd.
David Craig, Acting Investor Relations Manager
W: +61 8 9348 4287 M: +61 418 944 670